McLaughlin & Hunt llp
Ten Post Office Square, 8th Floor Boston, Massachusetts 02109 Main: 617.996.2600 Fax: 617.532.0384 www.mclaughlinhunt.com	John Hunt Partner Office: 617.996.9114 Mobile: 617.549.4045 jhunt@mclaughlinhunt.com

July 29, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention:  Edward P. Bartz

Re:           Pear Tree Funds
File nos. 333-102055 and 811-03790

Dear Mr. Bartz:

We serve as counsel to Pear Tree Funds (formerly known as “The Quantitative Group of Funds”), a Massachusetts business trust (the “Registrant”), and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On July 1, 2011, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s Post-Effective Amendment (the “Amendment”) to its Registration Statement on Form N-1A (the “Registration Statement”), amendment no. 44 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 46 under the 1940 Act.  The Amendment was filed with the Commission on May 17, 2011 under Rule 485(a)(2) in order to register a new series of the Registrant, Pear Tree Columbia Micro Cap Fund (the “Fund”).

We are responding on behalf of the Registrant to all but one of those comments.On July 12, 2011, we had responded to your other comment.

Each of your comments is printed below in italics.  The Registrant’s response follows in regular type.

1.
In “Principal Investment Strategies” of the summary sectionof the prospectus, it states “[t]he Fund considers a micro-cap company to be a company having a market capitalization (at the time of purchase) usually not to exceed the market capitalization of the largest company in the Russell Microcap Index.”  Please add to that statement the market capitalization of the largest company in that index.

The Registrant will add the following to the end of that sentence: “. . . (currently $745 million).”

2.
Please revise the portions of the summary section of the Fund’s prospectus relating to principal investment strategies and principal investment risks.  In particular, please separate the discussions of strategies and risks, and expand the discussion of risks in the summary section of the prospectus.

Attached as Attachment A, please find proposed drafts of the Registrant’s responses to Items 4(a), 4(b)(1) and 9 of Form N-1A.

3.	Throughout the Registrant’s registration statement, please distinguish more clearly the references to the Fund’s investment sub-adviser and its investment manager.

The Registrant will refer to the Fund’s investment manager by its actual name or as the “Manager” and refer to the Fund’s sub-adviser by its actual name, and abbreviated form of its actual name or as the “Sub-Adviser.”

4.	In the prospectus, please show that the portfolio managers began managing the Fund in 2011.

The Registrant will provide the following information relating to the portfolio managers of the Fund in the summary section of the Fund’s amended prospectus:

Investment Team	Position at Columbia	Manager of the Fund Since
[Name of portfolio manager]	[Title of Portfolio Manager]	2011

The Registrant will provide the following information relating to the portfolio managers in its response to Item 10(a)(2) on form N-1A.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Adviser, primary role and investment experience
[Name of portfolio manager]	Since 2011	[Title and Experience of Portfolio Manager]

5.	Please add the Fund’s ticker symbols on the first page of the Fund’s statement of additional information.

The Registrant will add the Fund’s ticker symbols on the first page of its statement of additional information.

6.	Please include in the Fund’s statement of additional information a fundamental policy addressing investments in commodities.

The Registrant will replace its seventh fundamental policy to read as follows.

The Fund may not:

. . .

(7) invest in commodities, including oil, gas or other natural resources, except the Fund may invest in commodities to the extent permitted under the 1940 Act and it may invest in securities of companies engaged in the exploration, production and/or sale of commodities.

7.	Please correct the title heading of the chart responding to Item 17(a)(2) of form N-1A to show other directorships held by each trustee and officer of the funds.

The Registrant’s response in the Amendment to Item 17(a)(2) will be revised to conform to the instructions corresponding to that item.  As revised, the title headings will read: “Other Directorships Held by Trustee” and “Other Directorships Held by Trustee/Officer”.

In addition, the Registrant will add the following sentence after the tables responding to Item 17(a)(2):

Unless disclosed in a table above, no Trustee or officer of the Pear Tree Funds held during the past five years any directorship in a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 , or subject to the requirements of Section 15(d) of that act or any company registered as an investment company under the 1940 Act.

*     *     *

Please call me at (617) 996-2600 if you have any question or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

Attachment
Cc:           Kelly J. Lavari

m&h-jh-0014-003-072211-1

McLaughlin & Hunt llp

Securities and Exchange Commission
July 29, 2011
Page

Attachment A

Summary Section (Responses to Items 4(a) and 4(b)(1))

Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in stocks of micro-cap companies.  The Fund considers a micro-cap company to be a company having a market capitalization (at time of purchase) usually not to exceed the market capitalization of the largest company in the Russell Microcap Index (currently $745 million).

The Fund employs a “quantitative” investment approach to selecting investments. A quantitative investment approach relies on financial models and computer data bases to assist in the stock selection process, with little or no subjectivity in the selection of individual portfolio securities. The financial model used by the Fund’s investment adviser is proprietary and relies on certain traditional factors applied in financial analysis, such as cash flow, earnings growth, and price to earnings ratios, as well as certain non-traditional factors.  In general, the model periodically ranks a large universe of micro-cap companies, identifies approximately 100 companies as being the best investments from a universe that will vary depending on market conditions, but will generally not exceed 2,000 companies, and allocates portfolio weightings to each of those companies. The Fund’s investment adviser evaluates each model-derived portfolio to determine if the model-generated portfolio must be modified so as to be consistent with the Fund’s investment objective or to reflect events that may not otherwise be reflected in the model.

The Fund may invest in derivatives, that is, a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments.  It also may lend its securities, and it may invest in various fixed-income securities and money market fundsin order to manage its cash. The Fund also may take temporary defensive positions that are inconsistent with its principal investment strategies.

Principal Investment Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective.  You may lose money by investing in the Fund.  Below are the principal risks of investing in the Fund.

Market

The risk that movements in the securities markets or changes in the financial market conditions, such as interest rates, will adversely affect the price of the Fund’s investments, regardless of how well the companies in which the Fund invests perform.

Equity Securities

The value of equity securities, such as common stocks and preferred stocks, may decline or fail to appreciate as expected.  Such decline may be due to general market conditions which are not specifically related to a particular company or to factors affecting a particular industry or industries.  Equity securities generally have greater price volatility than fixed income investments.

Micro-Cap Companies

Micro-cap companies are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small inexperienced management group.   Micro-cap companies’ earnings and revenue tend to be less predictable than larger companies.  Stocks of these companies may trade less frequently, in limited volume and on smaller markets, and their prices may fluctuate more than stocks of other companies.  Stocks of these companies may therefore be more vulnerable to adverse developments than those of larger companies.  Such stocks may be harder to sell at the times and prices the Fund’s investment adviser thinks appropriate, and at times, there may not be any market for such stocks.

Securities Lending Risk

Securities lending involves two primary risks: “investment risk” and “borrower default risk.”  Investment risk is the risk that the fund will lose money from the investment of the cash collateral received from the borrower.  Borrower default risk is the risk that the fund will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

Non-Diversification

The Fund is “non-diversified,” which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a greater negative effect on the Fund.

Performance

The Fund had not commenced operations as of the calendar year ended December 31, 2010, and thus, there is no annual performance information included.

McLaughlin & Hunt llp

Securities and Exchange Commission
July 29, 2011
Page

Responses to Item 9

Additional Information about the Fund’s Investment Objective
The Fund’s investment objective is non-fundamental and thus, may be changed by a vote of Board of Trustees of Pear Tree Funds (the “Board”), and without shareholder approval. There is no guarantee that a Fund will achieve its investment objective.

Additional Information about the Fund’s Principal Strategies and Risks
The section “Summary Information Aboutthe Fund,” above, summarizes how the Fund intends to achieve its investment objective.  Except as otherwise noted, the following provides additional information about the principal investment strategies of, and risks of investing in, the Fund.

Investments in Common Stocks.  The principal risks of investing in common stocks are:  Market, Industry and Specific Holdings—the risk that the share price of the Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which the Fund has significant holdings, or weaknesses associated with one or more specific companies in which the Fund may have substantial investments; Liquidity Risk—The risk that the Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

Value Stocks.The Fund may invest in value stocks. Value stocks may react differently to issuer,political, market and economic developments than the market as a whole or other types of stocks, such as growth stocks.  Value stocks, however, may continue to be inexpensive for long periods of time and they may never realize their full value, as measured by earnings ratios and other common financial calculations.

Growth Stocks.The Fund may invest in growth stocks. A growth stock is a stock of a company that the Fund’s sub-adviser believes will have earnings that are likely to grow faster than the economy as a whole.  If a Fund’s sub-adviser’s assessment of the prospects for the company’s earnings growth is wrong, or if its judgment about how other investors will value the company’s earnings growth is wrong, then the price of the company’s stock may fall or not approach the value that the Fund’s sub-adviser has placed on it.

Investments other than Common Stocks.The Fund may invest up to 20 percent of its assets in preferred stocks, convertible securities, fixed income securities, real estate investment trusts (“REITS”), or repurchase agreements.  The Fund will invest in convertible securities primarily for their equity characteristics.  The Fund may invest in fixed income securities of any maturity. The Fund may not invest more than 10 percent of its net assets in fixed income securities, including convertible debt securities, rated below investment grade or in unrated securities of comparable quality.

The risks associated with investments in fixed income securities are: Interest Rate Risk - the risk that rates will rise causing the value of the instrument to fall, credit risk, that is, the risk that an issuer, guarantor or liquidity provider of an instrument held by the fund will fail to make scheduled interest or principal payments, which may reduce the fund’s income and the market value of, the instrument;Prepayment Risk(when repayment of principal occurs before scheduled maturity) and Extension Risk (when rates of repayment of principal are slower than expected) – the risk that the holder may have to invest repayment proceeds in, or continue to hold, lower yielding securities, as the case may be;Liquidity Risk - the risk that the Fund may not be able tosell some or all of its securities at desired prices or may be unable to sell the securities at all, because of a lack ofdemand in the market for such securities, or a liquidity provider defaults on its obligation to purchase the securitieswhen properly tendered by the holder.

The risks associated with investments in preferred stocks and convertible securities are the risks associated with investments in equity securities and fixed income securities.

The value of an investment in a REIT is significantly affected by the market for real estate, skill of the REIT manager and the ability of investments to provide expected cash flow.

Depositary Receipts.The Fund may invest in depositary receipts.  A depositary receipt is a receipt traded on an investor’s domestic market for the shares of a company traded in foreign capital markets. American Depositary Receipts (“ADRs”) are receipts of shares of a foreign-based company traded on a U.S. market. Rather than buying shares of foreign-based companies in foreign markets, U.S. investors may buy shares in the U.S. in the form of an ADR. Although traded in the U.S. markets, ADRs may be subject to the risks of their underlying foreign investments. Global Depositary Receipts (“GDRs”) are receipts of shares of a company traded on a foreign market, typically an emerging market, and are generally traded on major foreign exchanges. GDRs allow investors to avoid potentially difficult or expensive trading on the issuing company’s home exchange. Because the companies issuing GDRs may not be as well established or may not use the same accounting system as more developed markets, their stocks may tend to be more volatile and less liquid.

Call Options Risk. The Fund may invest in call options.  Risks related to call options include:  Limited Gains.   By writing (selling) call options (each, a “Call Option”) on equity securities, equity indexes and Exchange Traded Funds (“ETFs” and collectively with such equity securities and equity indexes, the “Subject Securities”), the Fund may forego the opportunity to benefit from an increase in the price of the Subject Security above the exercise price of the Call Option, but continues to bear the risk of a decline in the value of the Subject Security.  While the Fund will receive a cash premium for writing the Call Option, the price the Fund realizes from the sale of a Subject Security upon exercise of the option could be substantially below such Subject Securities prevailing market price.  Lack of Liquidity for the Call Option.  A liquid market may not exist for a Call Option.  If the Fund is not able to close out a Call Option, the Fund will not be able to sell the underlying Subject Security until the Call Option expires or is exercised.  Lack of Liquidity for the Security.  The Fund’s investment strategy may also result in a lack of liquidity of the purchase and sale of portfolio securities.  Because the Fund will generally hold the Subject Securities underlying a Call Option, the Fund may be less likely to sell the Subject Securities in its portfolio to take advantage of new investment opportunities.  Additional Counterparty Risk.  Selling Call Options may result in increased exposure to the purchaser of the Call Option.  The sub-adviser intends to minimize such counterparty risk by selling Call Options that may be exchange traded.  Options contracts traded on the five (5) major U.S. options exchanges, plus numerous non-U.S. options exchanges are guaranteed by the Options Clearing Corporation, thus minimizing the counterparty exposure.

Put Options Risk.The Fund may invest in put options.   Risks related to this investment include:  Additional Cost.  By purchasing put options (each, a “Put Option”) on Subject Securities, the Fund will lock in the ability to sell a Subject Security at a pre-determined target price, but will continue to benefit from any upward movement in the value of the Subject Security.  While the Fund will pay a cash premium for purchasing the Put Option, the Sub-adviser believes that the cost of purchasing the Put Option is offset by the ability to sell the Subject Security at a pre-determined price thus locking in a pre-determined gain.  Lack of Liquidity for the Put Option.  A liquid market may not exist for a Put Option.  If the Fund is not able to close out a Put Option, the Fund will not be able to sell the underlying Subject Security until the Put Option expires or is exercised.  Lack of Liquidity for the Security.  The Fund’s investment strategy may also result in a lack of liquidity of the purchase and sale of portfolio securities.  Because the Fund will generally hold the Subject Securities underlying a Put Option, the Fund may be less likely to sell the Subject Securities in its portfolio to take advantage of new investment opportunities.  Additional Counterparty Risk.  Purchasing Put Options may result in increased exposure to the seller of the Put Option.  The sub-adviser intends to minimize such counterparty risk by purchasing Put Options that may be exchange traded.  Options contracts traded on the five (5) major U.S. options exchanges, plus numerous non-U.S. options exchanges are guaranteed by the Options Clearing Corporation, thus minimizing the counterparty exposure.

Investments other than Common Stocks.The Fund may invest up to 20 percent of its assets in investments such as preferred stocks, convertible securities, fixed income securities, real estate investment trusts, or repurchase agreements.  The Fund will invest in convertible securities primarily for their equity characteristics.  The Fund may invest in fixed income securities of any maturity. The Fund may not invest more than 10 percent of its net assets in fixed income securities, including convertible debt securities, rated below investment grade or in unrated securities of comparable quality.

Securities Lending.The Fund may lend securities from their portfolios to brokers, dealers and other financial institutions.  Securities loans are made pursuant to agreements requiring that loans be continuously secured by collateral in cash or cash equivalents (such as U.S. Treasury bills) at least equal at all times to the market value of the securities lent. The Fund may invest the cash collateral received in interest-bearing, short-term securities or receive a fee from the borrower.  When the Fund lends its securities, it is responsible for investing the cash it receives as collateral from the borrower.  The Fund that invests cash collateral could lose money on those investments.  The Fund may also lose money from the failure of a borrower to return a borrowed security in a timely manner.

Derivatives.  A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments.  The Fund may invest in derivatives, such as futures and options on securities, indices and currencies and other derivatives.  Derivatives may be used for both hedging and non-hedging purposes. Derivatives will not be used as a primary investment technique. Non-principal uses could include hedging against adverse changes in stock market prices, interest rates or currency exchange rates.

Even a small investment in derivatives could have a significant impact on the Fund’s risk exposure to stock market values, interest rates or currency exchange rates. Certain derivatives may be less liquid and more difficult to value than other types of securities.  Using derivatives as a substitute for buying or selling securities, or to increase the Fund’s return as a non-hedging strategy, may be considered speculative.

Investments in Other Investment Companies.The Fund may invest up to 10 percent of its total net assets in other investment companies including exchange traded funds (“ETFs”) to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act. The Fund will indirectly bear its proportionate share of any management fees paid by such other investment companies in which it invests in addition to the investment advisory fee paid by the Fund. Shareholders of the Fund would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.

Short-Term Trading. Normally, the Fund does not actively trade its portfolio securities.  From time to time, however, it may, especially to realize short-term profits or if a security no longer meets the Pear Tree Fund’s investment criteria.  If the Fund were to engage in active trading, such trading could reduce the returns of Fund shareholders investing through taxable accounts.

Cash Management and Temporary Defensive Strategies. Normally, The Fund’s sub-adviser invests substantially all of the Fund’s assets to meet the Fund’s investment objective. The Fund’s sub-adviser may invest the remainder of the Fund’s assets in short term debt obligations with remaining maturities of less than one year, cash equivalents or may hold cash. For temporary defensive purposes, the Fund’s sub-adviser may determine that market conditions make pursuing the Fund’s investment strategies inconsistent with the best interests of its shareholders. The Fund’s sub-adviser may then temporarily use alternative strategies that are mainly designed to limit the Fund’s losses. Although the Fund’s sub-adviser has the flexibility to use these strategies, it may choose not to for a variety of reasons, even in very volatile market conditions. These strategies may cause the Fund to miss out on investment opportunities, and may prevent the Fund from achieving its objective.

Changes in Policies.
The Fund’s policy of investing at least 80 percent of its net assets (less borrowings for investment purposes) in a particular type of investment may not be materially revised unless shareholders are notified at least 60 days in advance of the proposed change.

Disclosure of Portfolio Holdings.
A description of the Pear Tree Funds’ policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information.